

MONTANA
FILM OFFICE

Kip Konwiser
Good Works Film, LLC
4547 Morro Drive
Woodland Hills, CA 91364

July 13, 2022

Dear Kip Konwiser,

We are pleased to inform you that the production of "Outlaw Posse" has been approved by the Montana Department of Commerce for certification that enables the production to participate in the income tax credit program under the MEDIA Act.

To request validation of the credit (reserve/claim the credit) in the tax year the production wraps, productions must apply with this certification to the Montana Department of Revenue within 60 days of production wrap. The reservation of the credit with the Montana Department of Revenue is on a first come first served basis, and a Montana income tax return is required.

The certification approval number for this qualified production engaged in production activities is **22-Prod-01-051**. This number will be used on all forms with both the Department of Commerce and Department of Revenue. Please forward this information to your production accountant and/or tax preparer.

Record Keeping: Keep accurate records of expenditures from Montana businesses and accurate records and receipts of qualified payroll records. Businesses and individuals must have their name and address on their receipts/invoices. Cast and crew members working in Montana are required to fill out the MEDIA Compensation form to verify employment and residency status.

Montana Film Office: Find Legislation, Administrative Rules, and Filing Instructions HERE.
Montana Department of Revenue: Find Legislation, Administrative Rules, and Filing Instructions HERE.

Montana Department of Revenue Contact:
David Merrien, Business Income Taxes Division
PO Box 7149
Helena, MT 59604
406.444.3363 | dmerrien@mt.gov

Please feel free to contact me with any questions. Thank you.
Warm Regards,
Allison Whitmer, Film Commissioner